Exhibit 22.1

Guarantors and Issuers of Guaranteed Securities

The entity in the table that follows is the guarantor of the $300 million principal amount of 3.950% Senior Notes due 2023 and the $700 million principal amount of 4.600% Senior Notes due 2028, in each case, issued by Spirit AeroSystems, Inc.
Name of Entity                            State of Incorporation
Spirit AeroSystems Holdings, Inc.                    Delaware

The entities in the table that follows are guarantors of the $300 million principal amount of 3.850% Senior Notes due 2026 issued by Spirit AeroSystems, Inc.
Name of Entity                            State of Incorporation
Spirit AeroSystems Holdings, Inc.                    Delaware
Spirit AeroSystems North Carolina, Inc.                North Carolina